Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended 3/31/2018	Year Ended December 31,
		2017	2016	2015	2014	2013
Earnings available for fixed charges:
Income (loss) before income taxes	$1,916	$3,806	$3,892	$1,568	$(111)	$506
Fixed charges, excluding capitalized interest	$405	$1,044	$598	$547	$283	$197

Total earnings available for fixed charges	$2,321	$4,850	$4,490	$2,115	$172	$703

Fixed charges:
Interest and debt expense (1)	$338	$875	$510	$484	$215	$143
Assumed interest element included in rent expense	$75	$195	$114	$88	$74	$57

Total fixed charges	$413	$1,070	$624	$572	$289	$200

Ratio of earnings to fixed charges (2)	5.62	4.53	7.19	3.70	—	3.52

(1)	Includes amortization of debt-related expenses plus interest capitalized during the period.
(2)	In 2014, our earnings were insufficient to cover fixed charges by $117 million.